SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE to Share Insights on Winning Customer Loyalty in the Digital Era, Dated July 1, 2019.
99.2 NICE inContact Announces New Outcome-Oriented Innovations for Customer Services, Dated July 2, 2019.
99.3 NICE Robotic Process Automation Deepens AI Capabilities for Expanded Automation Discovery and Real-Time Monitoring Intelligence, Dated July 2, 2019.
99.4 WorldWatch Plus® Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 3, 2019.
99.5 NICE Wins Two Consumidor Moderno Awards for Continued Customer Service Leadership Throughout Latin America, Dated July 3, 2019.
99.6 NICE COMPASS Real-Time Recording Reconciliation Now Supports IPC Unigy Environments, Dated July 8, 2019.
99.7 Global Manufacturing Company Transforms Customer Experience with NICE inContact CXone, Dated July 9, 2019.
99.8 Facebanx Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 10, 2019.
99.9 Colt Technology Services Upgrades to Add New Features to Further Deepen Customer Insights Within NICE Satmetrix, Dated July 11, 2019.
100.0 NICE Announces Engagement with Microsoft Across Multiple Platforms, Dated July 15, 2019.
100.1 NICE Robotic Process Automation Named a Leader in Everest Group's PEAK Matrix for Second Consecutive Year, Dated July 16, 2019.
100.2 buguroo Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 17, 2019.
100.3 Gant Travel Improves Contact Center Performance with NICE inContact CXone, Dated July 18, 2019.
100.4 NICE Named Leader in Real Time Authentication and Fraud Prevention by Top Analyst Firm, Dated July 22, 2019.
100.5 Firstrade Securities Chooses NICE Actimize SaaS Anti-Money Laundering Solutions to Protect Online Investment Platform, Dated July 23, 2019.
100.6 NICE Actimize Joins Financial Conduct Authority’s TechSprint, Highlighting Innovation in Anti-Money Laundering and Financial Crime, Dated July 24, 2019.
100.7 SecuredTouch Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 25, 2019.
100.8 Complidata Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 29, 2019.
100.9 NICE Market-Leading Trading Recording Platform Expands Support for Object-Based Cloud Storage Solutions, Dated July 30, 2019.
101.0 NICE Named WFO Market Share Leader for Ten Consecutive Years, Dated July 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name:	Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	August 9, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE to Share Insights on Winning Customer Loyalty in the Digital Era, Dated July 1, 2019.
99.2 NICE inContact Announces New Outcome-Oriented Innovations for Customer Services, Dated July 2, 2019.
99.3 NICE Robotic Process Automation Deepens AI Capabilities for Expanded Automation Discovery and Real-Time Monitoring Intelligence, Dated July 2, 2019.
99.4 WorldWatch Plus® Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 3, 2019.
99.5 NICE Wins Two Consumidor Moderno Awards for Continued Customer Service Leadership Throughout Latin America, Dated July 3, 2019.
99.6 NICE COMPASS Real-Time Recording Reconciliation Now Supports IPC Unigy Environments, Dated July 8, 2019.
99.7 Global Manufacturing Company Transforms Customer Experience with NICE inContact CXone, Dated July 9, 2019.
99.8 Facebanx Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 10, 2019.
99.9 Colt Technology Services Upgrades to Add New Features to Further Deepen Customer Insights Within NICE Satmetrix, Dated July 11, 2019.
100.0 NICE Announces Engagement with Microsoft Across Multiple Platforms, Dated July 15, 2019.
100.1 NICE Robotic Process Automation Named a Leader in Everest Group's PEAK Matrix for Second Consecutive Year, Dated July 16, 2019.
100.2 buguroo Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 17, 2019.
100.3 Gant Travel Improves Contact Center Performance with NICE inContact CXone, Dated July 18, 2019.
100.4 NICE Named Leader in Real Time Authentication and Fraud Prevention by Top Analyst Firm, Dated July 22, 2019.
100.5 Firstrade Securities Chooses NICE Actimize SaaS Anti-Money Laundering Solutions to Protect Online Investment Platform, Dated July 23, 2019.
100.6 NICE Actimize Joins Financial Conduct Authority’s TechSprint, Highlighting Innovation in Anti-Money Laundering and Financial Crime, Dated July 24, 2019.
100.7 SecuredTouch Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 25, 2019.
100.8 Complidata Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated July 29, 2019.
100.9 NICE Market-Leading Trading Recording Platform Expands Support for Object-Based Cloud Storage Solutions, Dated July 30, 2019.
101.0 NICE Named WFO Market Share Leader for Ten Consecutive Years, Dated July 31, 2019.